Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

 For more information,
please see Kinross’ 2012 year-end
Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE

Kinross reports 2012 fourth-quarter and year-end results
Company exceeds full-year production forecast; meets full-year cost of sales forecast

Toronto, Ontario – February 13, 2013 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the fourth quarter and full year ended December 31, 2012.
(This news release contains forward-looking information subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 12 of this release. All dollar amounts in this release are expressed in U.S. dollars, unless otherwise noted. The comparative figures have been recast to exclude Crixás due to its disposal.)

Financial and operating highlights:

●
Production1: 724,510 gold equivalent ounces (Au eq. oz.), compared with 622,507 ounces in Q4 2011. Full-year production was 2,617,813 Au eq. oz., exceeding guidance, compared with 2,543,790 Au eq. oz. for full-year 2011.

●	Revenue: $1,186.9 million, compared with $919.8 million in Q4 2011. Full-year revenue was $4,311.4 million, compared with $3,842.5 million for full-year 2011.

●
Production cost of sales2: $686 per Au eq. oz., compared with $635 in Q4 2011. Full-year production cost of sales was in line with guidance at $706 per Au eq. oz., compared with $592 per Au eq. oz. for full-year 2011.

●	Attributable margin3: $1,021 per ounce sold, compared with $963 in Q4 2011. Full-year attributable margin was $937 per ounce sold, compared with $908 for full-year 2011.

●
Adjusted operating cash flow4: $501.4 million, or $0.44 per share, compared with $353.4 million, or $0.31 per share, in Q4 2011. Full-year adjusted operating cash flow was $1,527.0 million, or $1.34 per share, compared with $1,561.8 million, or $1.37 per share, for full-year 2011.

●
Adjusted net earnings4, 5: $276.5 million, or $0.24 per share, compared with $187.2 million, or $0.16 per share, in Q4 2011. Full-year adjusted net earnings were $879.2 million, or $0.77 per share, compared with $850.8 million, or $0.75 per share, for full-year 2011.

●
Reported net loss5: A reported net loss of $2,989.1 million, or $2.62 per share, compared with a net loss of $2,791.0 million, or $2.45 per share, for Q4 2011. Full-year reported net loss was $2,548.8 million, or $2.24 per share, compared with a net loss of $2,093.4 million, or $1.84 per share, for full-year 2011.

●	Non-cash impairment charge: The reported net loss for 2012 included an after-tax non-cash impairment charge of $3,206.1 million. The Tasiast project represents $3,094.8 million of this charge.

●
Mineral reserves and resources: Proven and probable mineral reserve estimates at year-end 2012 were 59.6 million ounces of gold, compared with 62.6 million ounces of gold at year-end 2011, both estimated using a $1,200 per ounce gold price. Measured and indicated mineral resource estimates at year-end were 20.3 million ounces of gold, compared with 25.4 million ounces of gold at year-end 2011, both estimated using a $1,400 per ounce gold price.

Outlook, growth projects, and exploration:

●
Kinross expects to produce approximately 2.4-2.6 million gold equivalent ounces in 2013 at a production cost of sales per gold equivalent ounce of $740-790. Total capital expenditures are forecast to be approximately $1.6 billion, a reduction of approximately $325 million compared with 2012.

●
The Tasiast pre-feasibility study remains on schedule for expected completion in Q1 2013. Dvoinoye remains on schedule for expected delivery of first ore to the Kupol mill in the second half of the year.

●
Recent exploration results from two step-out drilling targets outside the current resource footprint at Tasiast have confirmed the presence of narrow, high-grade veins. At Kupol, Kinross has identified a new structure with strong potential as a result of the discovery of additional mineralization at the Moroshka target.

Dividend:

●	The Board of Directors declared a dividend of $0.08 per share payable on March 28, 2013 to shareholders of record at the close of business on March 21, 2013.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production and 75% of Kupol production up to April 27, 2011 (100% thereafter). Prior year production figures have been adjusted to exclude Crixás due to its sale in Q2 2012.
2 “Production cost of sales per gold equivalent ounce” is a non-GAAP measure defined as production cost of sales per the financial statements divided by the attributable number of gold equivalent ounces sold, both reduced to reflect a 90% ownership interest in Chirano sales. Production cost of sales is equivalent to total cost of sales (per the financial statements), less depreciation, depletion, amortization, and impairment charges.
3 “Attributable margin per ounce sold” is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold”.
4  Reconciliation of non-GAAP measures are provided on page 14 of this news release.
5 “Net earnings (loss)” figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders.”

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO Commentary
J. Paul Rollinson, CEO, made the following comments in relation to fourth-quarter and year-end 2012 results:

“As promised, we remained strongly focused on operational fundamentals in the second half of 2012, and finished the year by exceeding our full-year production guidance, and meeting our full-year cost of sales guidance. While we recorded a non-cash impairment charge related to our Tasiast project, our pre-feasibility study work and recent exploration results continue to increase our confidence in Tasiast’s potential, and confirm its importance as part of our long-term future.

“Our planning and outlook for 2013 reflects our continued focus on cost control, margin improvement and free cash flow. Although our 2013 operating costs are expected to increase due to higher consumable costs and anticipated lower grades, we are pursuing every opportunity for cost reduction. We are also forecasting a reduction in capital expenditures of approximately $325 million over 2012. Our pursuit of margin and quality ounces is also reflected in our strategic decision to use conservative gold price assumptions in our mineral reserve and resource estimates, which resulted in a lower mineral resource estimate, but which targets higher margin ounces with less capital intensity.

“At Dvoinoye, we continue to make excellent progress, as we are on schedule and on budget for planned delivery of first ore to Kupol in the second half of the year. At Kupol, our site exploration team has identified a new structure with strong potential as a result of the discovery of additional mineralization at the Moroshka target.”

Financial results

Summary of financial and operating results

	Three months ended		Years ended
	December 31,		December 31,
(dollars in millions, except per share and per ounce amounts)	2012	2011	2012	2011
Total gold equivalent ounces(a)(e) - Produced (c)	733,117	650,643	2,678,131	2,702,573
Total gold equivalent ounces(a)(e) - Sold (c)	695,934	607,948	2,654,107	2,701,358

Gold equivalent ounces from continuing operations (a)(d) - Produced (c)	733,117	629,862	2,647,137	2,635,990
Gold equivalent ounces from continuing operations (a)(d) - Sold (c)	695,934	590,569	2,621,343	2,637,601

Total attributable gold equivalent ounces(a)(e) - Produced (c)	724,510	643,288	2,648,807	2,610,373
Total attributable gold equivalent ounces(a)(e) - Sold (c)	687,162	601,159	2,624,242	2,611,287

Attributable gold equivalent ounces from continuing operations (a)(d) - Produced (c)	724,510	622,507	2,617,813	2,543,790
Attributable gold equivalent ounces from continuing operations (a)(d) - Sold (c)	687,162	583,780	2,591,478	2,547,530

Financial Highlights from Continuing Operations (d)
Metal sales	$1,186.9	$919.8	$4,311.4	$3,842.5
Production cost of sales	$477.6	$375.4	$1,850.8	$1,546.1
Depreciation, depletion and amortization	$199.9	$127.4	$681.2	$564.1
Impairment charges	$3,527.6	$2,937.6	$3,527.6	$2,937.6
Operating loss	$(3,151.4)	$(2,662.2)	$(2,246.6)	$(1,575.5)
Net loss from continuing operations attributable to common shareholders	$(2,989.1)	$(2,791.0)	$(2,548.8)	$(2,093.4)

Basic loss per share from continuing operations attributable to common shareholders	$(2.62)	$(2.45)	$(2.24)	$(1.84)
Diluted loss per share from continuing operations attributable to common shareholders	$(2.62)	$(2.45)	$(2.24)	$(1.84)
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$276.5	$187.2	$879.2	$850.8
Adjusted net earnings from continuing operations per share(b)	$0.24	$0.16	$0.77	$0.75
Net cash flow of continuing operations provided from operating activities	$480.2	$402.6	$1,302.9	$1,378.8
Adjusted operating cash flow from continuing operations(b)	$501.4	$353.4	$1,527.0	$1,561.8
Adjusted operating cash flow from continuing operations per share(b)	$0.44	$0.31	$1.34	$1.37
Average realized gold price per ounce from continuing operations	$1,707	$1,598	$1,643	$1,500
Consolidated production cost of sales from continuing operations per equivalent
ounce(c) sold(b)	$686	$636	$706	$586
Attributable(a) production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$686	$635	$706	$592
Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$605	$591	$626	$535

(a)	Total includes 100% of Kupol and Chirano production. “Attributable” includes Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.

(b)
“Adjusted net earnings from continuing operations attributable to common shareholders” , “Adjusted net earnings from continuing operations per share” , “Adjusted operating cash flow from continuing operations” , “Adjusted operating cash flow from continuing operations per share” , “Consolidated production cost of sales from continuing operations per equivalent ounce sold” , “Attributable production cost of sales from continuing operations per equivalent ounce sold” , and “Attributable production cost of sales from continuing operations per ounce sold on a by-product basis” are non- GAAP measures. The definition and reconciliation of these non-GAAP financial measures is included on page fourteen of this news release.

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the fourth quarter of 2012 was 52.55:1, compared with 52.64:1 for the fourth quarter of 2011; year to date 2012 was 53.56:1, compared with 44.65:1 for 2011.

(d)	The comparative figures have been recast to exclude Crixás’ results due to its disposal.

(e)	The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás.

p. 2 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following operating and financial results are based on fourth-quarter and full-year 2012 attributable gold equivalent production from continuing operations:

Production: Kinross produced 724,510 attributable gold equivalent ounces from continuing operations in the fourth quarter of 2012, a 16% increase over the fourth quarter of 2011 mainly due to production increases at Fort Knox and La Coipa. Full-year production was 2,617,813 gold equivalent ounces, exceeding the Company’s guidance of 2.5-2.6 million gold equivalent ounces, and a 3% increase over full-year 2011. The full-year increase was primarily due to stronger production at Fort Knox.

Production cost of sales: Production cost of sales per gold equivalent ounce2 was $686 for the fourth quarter of 2012, compared with $635 for the fourth quarter of 2011, mainly due to higher input costs for energy, labour, and consumables. Production cost of sales per gold equivalent ounce for full-year 2012 was $706, in line with the Company’s guidance of $690-$725, compared with $592 for full-year 2011. The increase was primarily a result of higher input costs for labour, energy, and consumables and the increase in the processing of lower grade ore. Production cost of sales per gold ounce on a by-product basis was $605 in the fourth quarter of 2012, compared with $591 in Q4 2011, based on Q4 2012 attributable gold sales of 635,313 ounces and attributable silver sales of 2,724,641 ounces. Production cost of sales per gold ounce on a by-product basis was $626 for the full year, compared with $535 for full-year 2011.

As outlined on page five of this news release, the Company has also calculated an all-in sustaining cost6 of approximately $1,100 per gold ounce sold for full-year 2012.

Revenue: Revenue from metal sales was $1,186.9 million in the fourth quarter of 2012, compared with $919.8 million during the same period in 2011, an increase of 29%, mainly due to increased production and a higher realized gold price. The average realized gold price was $1,707 per ounce in Q4 2012, compared with $1,598 per ounce for Q4 2011. Revenue for full-year 2012 was a record $4,311.4 million, compared with $3,842.5 million for full-year 2011, an increase of 12% mainly due to a higher realized gold price. The average realized gold price per ounce was $1,643 for full-year 2012, versus $1,500 for full-year 2011.

Margins: Kinross’ margin per gold equivalent ounce sold3 was $1,021 for the fourth quarter of 2012, an increase of 6% compared with Q4 2011 margins of $963 per gold equivalent ounce, due primarily to a higher average realized gold price. Full-year margin per gold equivalent ounce sold was $937 compared with $908 for full-year 2011, a 3% increase.

Operating cash flow: Adjusted operating cash flow4 was $501.4 million for the quarter, or $0.44 per share, compared with $353.4 million, or $0.31 per share, for Q4 2011. Adjusted operating cash flow for full-year 2012 was $1,527.0 million, or $1.34 per share, compared with $1,561.8 million, or $1.37 per share, for full-year 2011.

Cash balance: Cash and cash equivalents and short-term investments were $1,982.7 million as at December 31, 2012, compared with $1,767.3 million as at December 31, 2011. Up to approximately $460.0 million of these funds may be used to repurchase the Company’s senior convertible notes on March 15, 2013 should holders exercise their right to require the Company to do so.

Earnings: Adjusted net earnings4, 5 were $276.5 million, or $0.24 per share, for Q4 2012, compared with $187.2 million, or $0.16 per share, for Q4 2011. Adjusted net earnings were $879.2 million, or $0.77 per share, for full-year 2012, compared with $850.8 million, or $0.75 per share, for full-year 2011.

Reported net loss5 was $2,989.1 million, or $2.62 per share, for Q4 2012, compared with a loss of $2,791.0 million, or $2.45 per share, for Q4 2011. Reported net loss was $2,548.8 million, or $2.24 per share, for full-year 2012, compared with a loss of $2,093.4 million, or $1.84 per share, for full-year 2011.

Reported net loss included an after-tax non-cash impairment charge of $3,206.1 million, as outlined on page 11 of this news release. The Tasiast project represents $3,094.8 million of the non-cash impairment charge recorded. The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual  impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast, and industry-wide increases in capital and operating costs.

6 ‘All-in sustaining cost’ is a non-GAAP measure and is defined on page five of this news release.

p. 3 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Capital expenditures: Capital expenditures were $512.1 million for Q4 2012, compared with $577.9 million for the same period last year, a decrease due mainly to timing of expenditures at Tasiast. Capital expenditures for the full-year 2012 were $1,924.7 million, more than $200 million below the Company’s guidance issued in February 2012, compared with $1,629.2 million in 2011. The full-year increase in capital expenditures was mainly due to the Tasiast expansion project.

Operating results

Mine-by-mine summaries for fourth-quarter and year-end 2012 operating results may be found on pages 17 and 21 of this news release. Highlights include the following:

North America: Regional performance remained strong in the fourth quarter, as North America exceeded regional production guidance for full-year 2012, and was in line with full-year production cost of sales guidance. Fort Knox production improved over the previous quarter, as the mine entered into a phase of higher grades, while mill recoveries continued to be strong for both the quarter and the full year. Kettle River-Buckhorn and Round Mountain’s production were lower than the previous quarter as a result of lower grades.

Russia: Full-year production for 2012 exceeded regional guidance, while production cost of sales was at the low end of regional guidance, as Kupol performed strongly for the year. Despite strong mill throughput during the quarter, production from Kupol was slightly lower in Q4 2012 compared with the previous quarter as a result of lower gold and silver grades. Mill recoveries for both gold and silver remained strong.

West Africa: Full-year production and production cost of sales for the region were within guidance, as Chirano achieved record quarterly production as a result of mining higher grade areas in the Akwaaba underground. Tasiast’s Q4 2012 production declined compared with the previous quarter and on a year-over-year basis as a result of continued variability in the gold grades encountered in the banded iron formation-type ore currently being mined in the Piment pits.

South America: Full-year regional production was slightly below 2012 guidance, while production cost of sales remained within the guidance range. Regional production was stronger compared with the previous quarter, as Paracatu   production  increased due to the fourth ball mill being in operation for the full quarter, higher grades processed at Plant 2 and improved mill performance. Maricunga’s production increased compared with the previous quarter, as the heap leach returned to more normal operations after encountering suspended solids in Q3 2012.  La Coipa’s production increased in the quarter as a result of better grades. As previously disclosed (in the Company’s 2012 Annual Information Form), the Company expects to suspend mining of the existing orebody at La Coipa in the second half of the year. The Company is continuing to assess the remaining mineral reserves and resources and exploration potential at La Coipa, including the future potential of La Coipa Phase 7 (Pompeya).

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 12 of this news release.

Tasiast expansion project

As previously disclosed, Kinross expects to complete a pre-feasibility study (PFS) for construction of a mid-sized CIL mill in the 30,000 tonne per day (tpd) range in the first quarter of 2013. The Company has made the decision not to proceed with further study or implementation of a 60,000 tpd mill option. Work to date on the PFS suggests that while a smaller mill would result in lower annual production than the 60,000 tpd option, it would reduce capital requirements and execution risk, provide improved per ounce margins and cash flow, and preserve future optionality and expandability. The Company expects to release the results of the PFS in April.

Work continues on building basic infrastructure improvements at Tasiast, as the new tailings pumping system, West Branch dump leach pads, interim water supply and other non-process buildings were brought into operation during the quarter. Work is nearing completion on the permanent camp and work is progressing well on the power station, truck shop and other facilities. Permitting, engineering and bidding for a permanent seawater supply system is progressing as expected.

p. 4 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Dvoinoye

Construction at Dvoinoye made good progress through the fourth quarter of 2012. The project remains on schedule and on budget and is expected to commence full production in 2013. As scheduled, the first shipment of ore to Kupol is expected in the second half of the year.

Underground development for the quarter is progressing ahead of plan, with 5,524 metres of development completed at year-end and the installation of the permanent main ventilation fans. Construction of the surface infrastructure and facilities is approximately 60% complete. All necessary permits for the current scope of underground development and construction activities are in place, including approval for the mine design. Procurement and engineering activities for all remaining work are proceeding as expected.

Fruta del Norte

The Company and the Government of Ecuador continue to make progress on negotiating the terms and conditions of the exploitation and investment protection agreements and have reached conceptual understanding in a number of key areas.

Under current arrangements with the government, the parties remain in the economic evaluation phase until August 1, 2013, during which time the objective is to reach agreement on the terms and conditions of both the exploitation and investment protection agreements.

The Government of Ecuador has the discretion to provide an extension of the economic evaluation phase up to 1.5 years beyond August 1, 2013 if the parties have not signed the agreements by that date. Alternatively, the parties may jointly declare a phase change from economic evaluation to exploitation, which requires completing and signing the exploitation agreement within the first six months of the commencement of this phase. It remains Kinross’ position that an investment protection agreement be signed at the same time as the exploitation agreement.

While the parties are working collaboratively to meet this deadline, there is no guarantee that further extensions will be granted by the government, or that mutually acceptable exploitation and investment protection agreements will be reached prior to August 1, 2013, or within the first six months of the above noted phase change.

The Company understands that various legislative proposals to enhance the fiscal and legal mining regime in Ecuador (including the windfall profits tax) remain under consideration by the government.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 12 of this news release.

In 2013, Kinross expects to produce approximately 2.4-2.6 million gold equivalent ounces from its current operations. Production cost of sales per gold equivalent ounce is expected to be in the range of $740-790 for 2013.

The Company is part of a World Gold Council (WGC) process that is seeking industry consensus on adopting formal guidelines for reporting all-in costs associated with producing gold. To provide more information on its costs as the WGC process continues, Kinross is independently reporting an all-in sustaining cost that is defined as the sum of: production cost of sales; silver by-product credits; general and administrative expenses; sustaining business development and exploration costs; sustaining capital (including related capitalized interest); and a portion of other operating costs. Based on this definition, the Company has forecast an all-in sustaining cost of $1,100-$1,200 per gold ounce sold on a by-product basis for full-year 2013, compared with approximately $1,100 per gold ounce sold for full-year 2012.

p. 5 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The table below summarizes the 2013 forecasts for production and average production cost of sales on a gold equivalent and a by-product accounting basis:

Accounting basis	2013 (forecast)
Gold equivalent basis
Production (gold equivalent ounces)	2.4-2.6 million
Average production cost of sales per gold equivalent ounce	$740-790
By-product basis
Gold ounces	2.3-2.4 million
Silver ounces	6.5-7.5 million
Average production cost of sales per gold ounce	$690-740
All-in sustaining cost per gold ounce	$1,100-1,200

Production is forecast to be lower in 2013 due to expected declines in grade, particularly at Kupol, Kettle River-Buckhorn and Round Mountain, and by the planned suspension of production at La Coipa in the second half of the year based on the current mine plan. These impacts are expected to be partially offset by the planned increase of Fort Knox heap leach throughput.

Production in the first half of 2013 is expected to be lower than production in the second half of 2012. Production is expected to increase slightly in the second half of 2013 with the expansion of throughput capacity at the Kupol mill to 4,500 tonnes per day and the anticipated commencement of Dvoinoye ore processing, improving grades at Chirano and Kettle River, improving mill grades and throughput at Paracatu’s Plant 1, and improved heap performance and increased CIC plant capacity at Fort Knox.

The 2013 production cost of sales per gold equivalent ounce is forecast to increase due to the expected decline in grades at certain existing mines, along with higher expected consumable and labour costs.

The following table provides a summary of the 2013 production and production cost of sales forecast by region:

Region	Forecast 2013 production (gold equivalent oz, thousands)	Percentage of total production7	Cost of sales ($ per gold equivalent oz)
South America	800-870	33%	870-940
North America	680-720	28%	635-675
West Africa (attributable)	415-480	18%	890-950
Russia	505-535	21%	550-580
Total	2.4-2.6 million	100%	740-790

Material assumptions used to forecast 2013 production cost of sales are as follows:
●	a gold price of $1,600 per ounce,
●	a silver price of $30 per ounce,
●	an oil price of $90 per barrel,
●	foreign exchange rates of:
o	2.05 Brazilian reais to the U.S. dollar,
o	1.00 Canadian dollar to the U.S. dollar,
o	32 Russian roubles to the U.S. dollar,
o	475 Chilean pesos to the U.S. dollar,
o	2.00 Ghanaian cedi to the U.S. dollar,

7 The percentages are calculated based on the mid-point of regional 2013 forecast production.

p. 6 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

o	290 Mauritanian ouguiya to the U.S. dollar, and
o	1.25 U.S. dollars to the Euro.

Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $9 impact on production cost of sales per ounce8, a $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2013 are forecast to be approximately $1.6 billion. Of this amount, capital expenditures at existing operations are expected to be approximately $760 million, as summarized in the table below (all figures approximate estimates in millions of dollars):

Existing Mines ($ millions)
Region	Sustaining1	Opportunity2	Total
South America	$255	$10	$265
North America	$170	$50	$220
West Africa	$105	$75	$180
Russia	$60	$25	$85
Corporate	$0	$10	$10
Total	$590	$170	$760

1 “Sustaining” capital includes projects required to maintain continued operations or mitigate risks to safety, environment or reputation.  Within this classification are forecast spending estimates for mine development of $90 million in North America, $30 million in West Africa, $25 million in Russia and $15 million in South America; spending for tailings facilities of $115 million in South America and $15 million in West Africa; spending for mill/leach facilities of $55 million in South America, $30 million in North America and $15 million in West Africa; and spending for mobile equipment of $25 million in South America and $15 million in North America, among other items.

2 “Opportunity” capital includes projects aimed at improving existing operations and that are discretionary in nature. Within this classification are forecast spending estimates of $40 million for Fort Knox heap leach acceleration, $30 million for expanding underground development at Chirano, and $20 million for the planned transition to self-perform open-pit mining operations at Chirano, among other items.

The Company anticipates approximately $750 million in capital expenditures related to growth projects, as described below (all figures approximate):

●
$625 million expected at Tasiast for ongoing infrastructure, construction of a permanent water pipeline, purchase of mining equipment, and pre-stripping. This forecast represents the Company’s best current estimate for growth-related expenditures at Tasiast in 2013 and is subject to revision pending completion of the project pre-feasibility study in the first quarter of 2013.

●	$65 million expected to complete the Dvoinoye project (net of $20 million in forecast credits from ore mined during the period prior to January 1, 2013).
●	$60 million in aggregate expected expenditures at Fruta del Norte, Lobo-Marte and La Coipa Phase 7 (Pompeya).

The Company expects approximately $90 million in additional capital expenditures, including approximately $80 million for capitalized interest, and approximately $10 million for capitalized exploration.

The 2013 forecast for exploration and business development expenses is approximately $210 million, of which $160 million is expected for exploration. Including capitalized exploration, total exploration expenditures are forecast to be $170 million. General and administrative expenses are forecast to be $180 million, and other operating costs are forecast to be approximately $90 million, of which $45 million are expected costs related to the Tasiast expansion that cannot be capitalized, and $30 million are expected costs related to the suspension of mining at La Coipa. The above expenses include approximately $45 million related to forecast equity-based compensation.

8 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 7 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The Company’s tax rate in 2013 is forecast to be in the range of 33-39% and depreciation, depletion and amortization is forecast to be approximately $300 per gold equivalent ounce.

2012 Mineral Reserves and Mineral Resources Update
Please refer to the Mineral Reserve and Mineral Resource tables and corresponding notes located at the end of this news release.

In preparing its 2012 year-end mineral reserves and mineral resource estimate, Kinross has maintained its gold price assumptions at the same levels as those used at year-end 2011 ($1,200 per ounce for mineral reserves and $1,400 per ounce for mineral resources), consistent with its previously-stated strategy to optimize its mine plans to provide for development of higher margin ounces. As costs continued to escalate across the industry in 2012, and without an offsetting increase in the gold price assumption, certain lower-margin mineralized material no longer qualifies as a mineral resource in the 2012 estimates, resulting in lower mineral reserve and mineral resource estimates compared with 2011. In a higher gold price, and/or a reduced cost environment, such mineralized material has the potential to be reclassified for inclusion in the Company’s mineral resource estimates.

Proven and Probable Mineral Reserves

Kinross’ total estimated proven and probable gold reserves at year-end 2012 were approximately 59.6 million ounces, a net decrease of approximately 3.0 million ounces compared with year-end 2011. The net year-over-year decrease in gold reserve estimates was primarily due to production depletion, and the impact of higher cost assumptions and maintaining 2011 gold price assumptions. Notable changes by site included approximate reductions of 1.6 million gold ounces at Maricunga, 0.7 million ounces at Fort Knox, and 0.6 million ounces at Kupol, offset by approximate additions of 0.6 million ounces at Paracatu and 0.5 million gold ounces at Tasiast.

Proven and probable silver reserves at year-end 2012 were estimated at 68.2 million ounces, a net decrease of 16.6 million ounces compared with year-end 2011, primarily the result of depletion of 8.9 million ounces at La Coipa and 7.3 million ounces at Kupol.

Proven and probable copper reserves at year-end 2012 were estimated at 1.4 billion pounds, unchanged from year-end 2011.

Measured and Indicated Mineral Resources

Kinross’ total estimated measured and indicated gold resources at year-end 2012 were approximately 20.3 million ounces, a decrease of approximately 5.0 million ounces compared with year-end 2011. The decrease in estimated measured and indicated gold resources was primarily at Tasiast (approximately 4.3 million ounces) and Maricunga (approximately 0.9 million ounces). The reduction at Tasiast was due primarily to the impact of revised cost assumptions and maintaining conservative gold price assumptions, the removal of ounces previously designated for heap leach production of low grade sulphide ore, and the impact of reconciliation-related adjustments for lower actual tonnage versus modeled tonnage in the banded iron formation-type ore in the Piment pits. The reduction at Maricunga was due primarily to the impact of higher cost assumptions, maintaining 2011 gold price assumptions, and an updated mine plan. These reductions were somewhat offset by an increase of approximately 0.7 million ounces at Paracatu.

Estimated measured and indicated silver resources decreased by 5.6 million ounces, to 18.0 million ounces, versus 23.6 million ounces at year-end 2011.

Inferred Mineral Resources

Kinross’ total estimated inferred gold resources at year-end 2012 were approximately 14.4 million ounces, a reduction of 5.7 million ounces compared with year-end 2011. The net decrease in estimated inferred mineral resources is due primarily to a decrease of 4.8 million ounces at Maricunga, resulting primarily from the impact of revised cost assumptions and maintaining conservative gold price assumptions.

p. 8 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Assumptions for Mineral Reserves and Resources

2012 year-end mineral reserves were estimated using a $1,200 per ounce gold price, a $22.00 per ounce silver price, and a $3.00 per pound copper price. 2011 year-end mineral reserves were estimated using a $1,200 per ounce gold price, a $30.00 per ounce silver price, and a $3.00 per pound copper price. 2012 year-end mineral resources were estimated using a $1,400 per ounce gold price, a $26.00 per ounce silver price, and a $3.25 per pound copper price. 2011 year-end mineral resources were estimated using a $1,400 per ounce gold price, a $33.00 per ounce silver price, and a $3.75 per pound copper price.

Exploration update

Total exploration expenditures for the fourth quarter of 2012 were $39.3 million, including $36.5 million for expensed exploration and $2.8 million for capitalized exploration. Exploration expenses for full-year 2012 totaled $204.8 million, including $173.9 million in expensed costs and $30.9 million in capitalized costs.

Kinross was active on 19 mine site, near-mine and greenfield initiatives in the fourth quarter of 2012, with drilling across all projects totalling approximately 100,000 metres. For full-year 2012, Kinross was active on 39 mine-site, near-mine and greenfield initiatives with total drilling of approximately 614,000 metres. Highlights of the fourth-quarter exploration program include:

Tasiast

Drilling activities continued on the El Gaicha mine licence and on following up surface geochemical and previous drill hole results at district targets north and south of the mine. Approximately 330,000 metres were drilled for the year at Tasiast.

Drilling at West Branch South, Piment and Prolongation tested potential extensions of mineralization below the pits. Results from deep drilling have returned encouraging intercepts at Prolongation and West Branch South where new mineralization has been identified at depth.

Most of the drilling in 2012 (approximately 275,000 metres) focused on targets outside the eight kilometre footprint of the Tasiast deposit. Drilling at C67 and C68 continued to confirm the presence of narrow, high-grade veins at both targets (see Figure 1: http://www.kinross.com/media/243590/figure%201_tasiast_q42012.pdf). Highlights of the 2012 drill program are presented below:

C67 & Fennec: In Q4 2012, exploration work transitioned to the Fennec target 300 metres northwest of C67, where recent work identified strong surface evidence of shear zone-hosted mineralization in meta-sedimentary rocks along a structure parallel to C67. Significant assay results from Fennec are reported below. Further drilling at Fennec is underway in Q1 2013 to assess size potential and continuity of mineralization.

●	18 metres grading 21.8 grams per tonne gold from 60 metres including 9 metres grading 43.2 grams per tonne gold (hole TA14485RC)
●	40 metres grading 3.6 grams per tonne gold from 26 metres including 4 metres grading 16.2 grams per tonne gold (hole TA12378RC)
●	19 metres grading 4.0 grams per tonne gold from 99 metres including 4 metres grading 14.8 grams per tonne gold (hole TA12374RC)

C67 represents a small mineralized system hosting a narrow, high-grade vein with a low grade envelope. Assay results from the 50 x 50 metre and locally 50 x 25 metre spaced drill program continued to be received in Q4 and are highlighted below.

●	7 metres grading 34.7 grams per tonne gold from 106 metres including 2 metres grading 116.2 grams per tonne (hole TA10257RC)
●	16 metres grading 5.1 grams per tonne gold from 12 metres including 4 metres grading 18.9 grams per tonne gold (hole TA10643RC)

p. 9 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

●	11 metres grading 7.4 grams per tonne gold from 92 metres including 2 metres grading 36.8 grams per tonne gold (hole TA08414RC)
●	14 metres grading 5.1 grams per tonne gold from 10 metres including 1 metre grading 26.9 grams per tonne gold and 1 metre grading 27.4 grams per tonne gold (hole TA10936RC)

C68: The target has been split into two prospects known as C68 West and C68 East. The most encouraging results to date have been encountered at C68 West which is characterized by a number of mineralized vein segments developed between the contact of sedimentary and ultramafic rocks. Drilling has been completed along 600 strike metres, testing the structure to an average depth of 100 metres below surface. A handful of holes have traced vein shoots to 150 metres deep where mineralization remains open down dip. Further step-out and infill drilling is underway to examine vein continuity and assess resource potential. Highlights include:

●	9 metres grading 19.1 grams per tonne gold from surface including 5 metres grading 32.6 grams per tonne gold (hole TA16377RC)
●	11 metres grading 10.5 grams per tonne gold from 35 metres including 3 metres grading 35.7 grams per tonne gold (hole TA14383RC)
●	19 metres grading 5.9 grams per tonne gold from 21 metres including 3 metres grading 35.4 grams per tonne gold (hole TA10451RC)
●	6 metres grading 18.1 grams per tonne gold from 16 metres including 3 metres grading 35.0 grams per tonne gold (hole TA16377RC)
●	17 metres grading 5.1 grams per tonne gold from 1 metre including 2 metres grading 27.4 grams per tonne gold (hole TA16317RC)

An appendix of complete drill results from Fennec, C67 and C68 is available at: http://www.kinross.com/media/243584/q42012_appendix_tasiast_kupol_drill.pdf

Kupol

Most of the work in 2012 concentrated on delineating mineralization along strike of the Kupol vein at the North Extension Zone. Exploration was also active at Kupol West, where follow-up drilling in the second half of 2012 identified additional high grade mineralization at the Moroshka target (see Figure 2: http://www.kinross.com/media/243587/figure%202_moroshka_q42012.pdf). Drilling highlights include:

●	1.7 metres grading 95.3 grams per tonne gold and 1,363 grams per tonne silver from 208.6 metres (hole KW12-085)
●	0.8 metres grading 202.7 grams per tonne gold and 773 grams per tonne silver from 234.8 metres (hole KW12-089)
●	6.0 metres grading 78.4 grams per tonne gold and 899 grams per tonne silver from 199.0 metres (hole KW12-090)
●	0.7 metres grading 183 grams per tonne gold and 1,754 grams per tonne from 175.1 metres (hole KW12-087)

Moroshka is a narrow vein located five kilometres southeast of the Kupol mill. The vein does not outcrop. Initial drill testing in 2009 was based on anomalous soil geochemistry and magnetics. Follow up drilling by Kinross in 2011 and 2012 confirmed the presence of high-grade mineralization over a strike length of at least 300 metres and a vertical range of 150 metres. The geology of Moroshka is very similar to that of Kupol. The vein trends north, dips sub-vertically and is hosted by andesite volcanic rocks. Moroshka is narrower than Kupol, with vein widths varying between 0.5 and 3.0 metres.

There is good exploration potential to establish a resource at Moroshka as the vein is not yet fully delineated. In addition, the potential for new veins in the surrounding district is excellent. Moroshka is located in the centre of a five-kilometer-long north-south trend of anomalous soil geochemistry which had never been previously drill tested.

An appendix of complete drill results from Moroshka is available at: http://www.kinross.com/media/243584/q42012_appendix_tasiast_kupol_drill.pdf

p. 10 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Non-cash impairment

The Company completed its annual assessment of the carrying value of its cash generating units (CGU) for the year-ended December 31, 2012, and as a result, recorded an after-tax non-cash impairment charge of $3,206.1 million, comprised of $3,094.8 million for Tasiast and $111.3 million for Chirano.

The impairment charge at Tasiast included a charge of $2,130.3 million related to goodwill and an after-tax charge of $964.5 million related to property, plant and equipment. The impairment test for Tasiast was based on a 30,000 tonne per day optimized mill model, compared with the 60,000 tonne per day model used for the 2011 annual impairment test. The resulting non-cash charge was due to a number of factors, including a reduction in the valuation multiple for Tasiast, and industry-wide increases in capital and operating costs. The impairment charge at Chirano was related entirely to goodwill.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, February 14, 2013 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2012 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2012 year-end Financial Statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 11 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “anticipates”, ‘‘plans’’, ‘‘expects’’, “indicative”, “intend”, ‘‘scheduled’’, “timeline”, ‘‘estimates’’, ‘‘forecasts”, “guidance”, “opportunity”, “outlook”, “potential”, “projected”, “seek”, “strategy”, “targets”, “models”, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our full-year 2012 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies, being consistent with Kinross’ current expectations, and the unenforceability of any new law in Brazil requiring that all Paracatu tailings facilities have an impermeable liner; (5) negotiation of an exploitation contract and an investment protection contract for Fruta del Norte with the Ecuadorian government being consistent with Kinross’ current expectations, including but not limited to Kinross and the government jointly declaring a phase change from economic evaluation to exploitation prior to August 1,  2013 (or any government approved extension of up to 1.5 years) and entering into an exploitation agreement with the government within six months of such declared phase change, the failure of which will likely result in forfeiture of the FDN concession and related project infrastructure to the government; (6) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold and silver; (8) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (9) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (10) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (11) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (12) the development of the Dvoinoye deposit being consistent with Kinross’ expectations; (13) the viability of the Tasiast and Chirano mines (including but not limited to, at Tasiast, the impact of ore tonnage and grade variability reconciliation analysis) as well as permitting, development and expansion (including but not limited to, at Tasiast, expansion optimization initiatives leading to changes in processing approach and maintenance and, as required, conversion of exploration licences to mining licences) of the Tasiast and Chirano mines being consistent with Kinross’ current expectations; (14) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (15) goodwill and/or asset impairment potential; and (16) access to capital markets, including but not limited to maintaining an investment grade debt rating and securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; declines in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class actions in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and full-year 2012 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 12 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $9 impact in production cost of sales per ounce.8
A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of Mr. Jim Fowler, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.The technical information about the Company’s drilling and exploration activities contained in this news release has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

p. 13 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net loss from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	GAAP to Adjusted Earnings from Continuing
	Operations Reconciliation
(in US$ millions)	Three months ended		Years ended
	December 31,		December 31,
	2012	2011	2012	2011

Net Loss from continuing operations attributable to common shareholders - as reported	$(2,989.1)	$(2,791.0)	$(2,548.8)	$(2,093.4)

Adjusting items:
Foreign exchange losses (gains)	(0.6)	1.5	2.1	(11.3)
Non-hedge derivatives gains - net of tax	(12.4)	(14.5)	(18.8)	(60.0)
Gains (losses) on acquisition/disposition of assets and
investments - net of tax	(7.5)	4.9	(7.1)	(26.5)
Foreign exchange loss on translation of tax basis and
foreign exchange on deferred income taxes within income
tax expense	40.1	23.5	51.4	69.5
Change in deferred tax due to a change in statutory
corporate income tax rate	-	-	116.5	-
Taxes on repatriation of certain foreign earnings	-	46.6	-	46.6
Taxes in respect of prior years	27.5	(33.6)	28.8	(33.6)
Impairment charges - net of tax	3,206.1	2,937.6	3,206.1	2,937.6
Impairment of investments	4.1	-	24.3	-
Inventory fair value adjustment - net of tax	-	-	-	9.7
Reclamation and remediation expense - net of tax	8.3	12.2	8.3	12.2
Severance expense	-	-	16.4	-
	3,265.6	2,978.2	3,428.0	2,944.2
Net earnings from continuing operations attributable to common shareholders - Adjusted	$276.5	$187.2	$879.2	$850.8
Weighted average number of common shares outstanding - Basic	1,139.8	1,137.5	1,139.1	1,136.0
Net earnings from continuing operations per share - Adjusted	$0.24	$0.16	$0.77	$0.75

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 14 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	GAAP to Adjusted Operating Cash Flow from
	Continuing Operations
(in US$ millions)	Three months ended		Years ended
	December 31,		December 31,
	2012	2011	2012	2011

Net cash flow of continuing operations provided from operating activities - as reported	$480.2	$402.6	$1,302.9	$1,378.8

Adjusting items:
Close out and early settlement of derivative instruments	-	(64.1)	(48.7)	48.7
Working capital changes:
Accounts receivable and other assets	(34.4)	(22.5)	20.4	119.3
Inventories	138.4	134.7	297.0	231.1
Accounts payable and other liabilities, including taxes	(82.8)	(97.3)	(44.6)	(216.1)
	21.2	(49.2)	224.1	183.0
Adjusted operating cash flow from continuing operations	$501.4	$353.4	$1,527.0	$1,561.8
Weighted average number of common shares outstanding - Basic	1,139.8	1,137.5	1,139.1	1,136.0
Adjusted operating cash flow from continuing operations per share	$0.44	$0.31	$1.34	$1.37

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Consolidated and Attributable Cost of Sales from
	Continuing Operations Per Equivalent Ounce Sold

(in US$ millions)	Three months ended		Years ended
	December 31,		December 31,
	2012	2011	2012	2011

Production cost of sales from continuing operations - as reported(1)	$477.6	$375.4	$1,850.8	$1,546.1
Less: portion attributable to Kupol non-controlling interest(2)	-	-	-	(21.0)
Less: portion attributable to Chirano non-controlling interest	(6.1)	(4.6)	(21.5)	(18.2)
Attributable production cost of sales from continuing operations	$471.5	$370.8	$1,829.3	$1,506.9

Gold equivalent ounces sold from continuing operations	695,934	590,569	2,621,343	2,637,601
Less: portion attributable to Kupol non-controlling interest(1)	-	-	-	(63,802)
Less: portion attributable to Chirano non-controlling interest	(8,772)	(6,789)	(29,865)	(26,269)
Attributable gold equivalent ounces sold	687,162	583,780	2,591,478	2,547,530
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$686	$636	$706	$586
Attributable production cost of sales from continuing operations per equivalent ounce sold	$686	$635	$706	$592

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.
(2)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ow nership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

p. 15 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales from Continuing Operations
	Per Ounce Sold on a By-Product Basis
(in US$ millions)	Three months ended		Years ended
	December 31,		December 31,
	2012	2011	2012	2011
Production cost of sales from continuing operations - as reported(1)	$477.6	$375.4	$1,850.8	$1,546.1
Less: portion attributable to Kupol non-controlling interest(2)	-	-	-	(21.0)
Less: portion attributable to Chirano non-controlling interest	(6.1)	(4.6)	(21.5)	(18.2)
Less: attributable silver sales from continuing operations	(87.3)	(55.5)	(331.8)	(282.9)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$384.2	$315.3	$1,497.5	$1,224.0

Gold ounces sold from continuing operations	644,073	540,344	2,421,447	2,362,268
Less: portion attributable to Kupol non-controlling interest(2)	-	-	-	(49,299)
Less: portion attributable to Chirano non-controlling interest	(8,760)	(6,767)	(29,795)	(26,155)
Attributable gold ounces sold from continuing operations	635,313	533,577	2,391,652	2,286,814
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$605	$591	$626	$535

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.
(2)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ow nership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

All-in sustaining cost – attributable is a non-GAAP measure that the Company has defined to include attributable production cost of sales from continuing operations net of silver by-product credits; general and administrative expenses; sustaining business development and exploration costs; sustaining capital (including related capitalized interest); and a portion of other operating costs. Management uses this measure internally and believes that it provides investors with the ability to better evaluate the cost of sustaining gold production.

Attributable All-in Sustaining Cost from
Continuing Operations Per Ounce Sold on a
By-Product Basis
Year ended December 31,
(in US$ millions)	2012
Production cost of sales from continuing operations - as reported(1)	$1,850.8
Less: portion attributable to Chirano non-controlling interest	(21.5)
Less: attributable silver sales from continuing operations	(331.8)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$1,497.5
Adjusting items on an attributable basis:
General and administrative	179.1
Severance expense	(16.4)
Exploration and business development - sustaining	208.0
Other operating expense - sustaining	55.3
Additions to property, plant and equipment - sustaining	669.8
Capitalized interest and exploration	35.3
All-in Sustaining Cost - attributable	$2,628.6
Gold ounces sold from continuing operations	2,421,447
Less: portion attributable to Chirano non-controlling interest	(29,795)
Attributable gold ounces sold from continuing operations	2,391,652
Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,099

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

p. 16 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended December 31,	Gold equivalent ounces				Production cost of		Production cost of
	Produced		Sold		sales(1) ($ millions)		sales (1)/oz
	2012	2011	2012	2011	2012	2011	2012	2011

Fort Knox	119,582	70,759	100,923	69,973	$49.8	$52.3	$493	$747
Round Mountain	41,220	43,584	41,371	44,231	32.6	26.4	788	597
Kettle River - Buckhorn	33,548	42,003	33,242	43,089	15.4	19.2	463	446
North America Total	194,350	156,346	175,536	157,293	97.8	97.9	557	622

Kupol (100%)	146,535	138,410	130,759	113,936	62.0	54.8	474	481
Russia Total	146,535	138,410	130,759	113,936	62.0	54.8	474	481

Paracatu	132,114	117,977	137,534	112,048	109.8	82.6	798	737
La Coipa	63,429	34,435	58,935	35,629	43.1	35.4	731	994
Maricunga	64,568	54,281	61,046	52,987	56.6	22.2	927	419
South America Total	260,111	206,693	257,515	200,664	209.5	140.2	814	699

Tasiast	46,051	54,874	44,400	50,800	47.1	37.2	1,061	732
Chirano (100%)	86,070	73,539	87,724	67,876	61.2	45.3	698	667
West Africa Total	132,121	128,413	132,124	118,676	108.3	82.5	820	695
Continuing operations	733,117	629,862	695,934	590,569	477.6	375.4	686	636
Discontinued operations(2)	-	20,781	-	17,379	-	11.3	-	650

Operations Total	733,117	650,643	695,934	607,948	$477.6	$386.7	$686	$636
Less Chirano non-controlling interest (10%)	(8,607)	(7,355)	(8,772)	(6,789)	(6.1)	(4.6)
Attributable - Continuing operations	724,510	622,507	687,162	583,780	$471.5	$370.8	$686	$635

Attributable Total	724,510	643,288	687,162	601,159	$471.5	$382.1	$686	$636

(1) “ Production cost of sales” is equivalent to “ Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(2) On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

Years ended December 31,	Gold equivalent ounces				Production cost of		Production cost of
	Produced		Sold		sales(1) ($ millions)		sales (1)/oz
	2012	2011	2012	2011	2012	2011	2012	2011

Fort Knox	359,948	289,794	333,438	287,519	$221.2	$199.1	$663	$692
Round Mountain	192,330	187,444	190,592	185,385	136.7	129.2	717	697
Kettle River - Buckhorn	156,093	175,292	156,966	178,269	75.6	74.9	482	420
North America Total	708,371	652,530	680,996	651,173	433.5	403.2	637	619

Kupol (100%)	578,252	653,063	578,235	655,325	272.9	247.8	472	378
Russia Total	578,252	653,063	578,235	655,325	272.9	247.8	472	378

Paracatu	466,709	453,396	471,387	449,605	415.4	323.9	881	720
La Coipa	178,867	178,287	175,212	191,032	169.2	145.5	966	762
Maricunga	236,369	236,249	237,294	230,828	184.8	105.5	779	457
South America Total	881,945	867,932	883,893	871,465	769.4	574.9	870	660

Tasiast	185,334	200,619	179,568	196,961	159.7	138.2	889	702
Chirano (100%)	293,235	261,846	298,651	262,677	215.3	182.0	721	693
West Africa Total	478,569	462,465	478,219	459,638	375.0	320.2	784	697
Continuing operations	2,647,137	2,635,990	2,621,343	2,637,601	1,850.8	1,546.1	706	586
Discontinued operations(3)	30,994	66,583	32,764	63,757	27.4	50.3	836	789

Operations Total	2,678,131	2,702,573	2,654,107	2,701,358	$1,878.2	$1,596.4	$708	$591

Less Kupol non-controlling interest (25%)(2)	-	(66,015)	-	(63,802)	-	(21.0)
Less Chirano non-controlling interest (10%)	(29,324)	(26,185)	(29,865)	(26,269)	(21.5)	(18.2)

Attributable - Continuing operations	2,617,813	2,543,790	2,591,478	2,547,530	$1,829.3	$1,506.9	$706	$592

Attributable Total	2,648,807	2,610,373	2,624,242	2,611,287	$1,856.7	$1,557.2	$708	$596

(1) “ Production cost of sales” is equivalent to “ Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(2)   On April 27, 2011, Kinross acquired the remaining 25% of CM GC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

(3) On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

p. 17 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of United States dollars, except share amounts)

	As at
	December 31,	December 31,
	2012	2011

Assets
Current assets
Cash and cash equivalents	$1,632.9	$1,766.0
Restricted cash	58.1	62.1
Short-term investments	349.8	1.3
Accounts receivable and other assets	287.3	309.4
Inventories	1,257.7	976.2
Unrealized fair value of derivative assets	15.0	2.8
	3,600.8	3,117.8
Non-current assets
Property, plant and equipment	8,978.8	8,959.4
Goodwill	1,136.7	3,420.3
Long-term investments	49.1	79.4
Investments in associate	515.8	502.5
Unrealized fair value of derivative assets	9.6	1.1
Deferred charges and other long-term assets	545.5	406.4
Deferred tax assets	46.1	21.9
Total assets	$14,882.4	$16,508.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$632.8	$575.3
Current tax payable	93.2	82.9
Current portion of long-term debt	516.2	32.7
Current portion of provisions	42.0	38.1
Current portion of unrealized fair value of derivative liabilities	22.0	66.7
	1,306.2	795.7
Non-current liabilities
Long-term debt	2,116.4	1,600.4
Provisions	721.4	597.1
Unrealized fair value of derivative liabilities	10.5	32.7
Other long-term liabilities	125.6	133.1
Deferred tax liabilities	676.6	879.1
Total liabilities	4,956.7	4,038.1

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,692.5	$14,656.6
Contributed surplus	89.9	81.4
Accumulated deficit	(4,937.1)	(2,249.9)
Accumulated other comprehensive income (loss)	4.9	(97.7)
Total common shareholders’ equity	9,850.2	12,390.4
Non-controlling interest	75.5	80.3
Total equity	9,925.7	12,470.7
Commitments and contingencies
Subsequent events
Total liabilities and equity	$14,882.4	$16,508.8

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,140,132,123	1,137,732,344

p. 18 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of United States dollars, except per share and share amounts)

	Years ended

	December 31,	December 31,
	2012	2011

Revenue
Metal sales	$4,311.4	$3,842.5

Cost of sales
Production cost of sales	1,850.8	1,546.1
Depreciation, depletion and amortization	681.2	564.1
Impairment charges	3,527.6	2,937.6
Total cost of sales	6,059.6	5,047.8
Gross loss	(1,748.2)	(1,205.3)
Other operating expense	84.4	62.1
Exploration and business development	234.9	134.5
General and administrative	179.1	173.6
Operating loss	(2,246.6)	(1,575.5)
Other income (expense) - net	(2.2)	101.1
Equity in losses of associate	(6.5)	(2.3)
Finance income	5.3	6.2
Finance expense	(42.1)	(65.5)
Loss before taxes	(2,292.1)	(1,536.0)
Income tax expense - net	(261.5)	(496.8)
Loss from continuing operations after tax	(2,553.6)	(2,032.8)
Earnings from discontinued operations after tax	43.9	19.8
Net loss	$(2,509.7)	$(2,013.0)

Net earnings (loss) from continuing operations attributable to:

Non-controlling interest	$(4.8)	$60.6
Common shareholders	$(2,548.8)	$(2,093.4)
Net earnings (loss) attributable to:
Non-controlling interest	$(4.8)	$60.6
Common shareholders	$(2,504.9)	$(2,073.6)

Loss per share from continuing operations attributable to common shareholders
Basic	$(2.24)	$(1.84)
Diluted	$(2.24)	$(1.84)

Loss per share attributable to common shareholders
Basic	$(2.20)	$(1.83)
Diluted	$(2.20)	$(1.83)

Weighted average number of common shares outstanding (millions)
Basic	1,139.1	1,136.0
Diluted	1,139.1	1,136.0

p. 19 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of United States dollars)
	Years ended
	December 31,	December 31,
	2012	2011
Net inflow (outflow) of cash related to the following activities:

Operating:
Loss from continuing operations	$(2,553.6)	$(2,032.8)
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	681.2	564.1
Gains on acquisition/disposition of assets and investments - net	(7.1)	(24.8)
Equity in losses of associate	6.5	2.3
Non-hedge derivative gains - net	(18.0)	(59.1)
Settlement of derivative instruments	52.9	(48.7)
Share-based compensation expense	38.0	36.5
Accretion expense	24.9	54.2
Deferred tax (recovery) expense	(220.7)	105.1
Foreign exchange (gains) losses and other	33.2	(37.0)
Reclamation expense	10.8	15.7
Impairment charges	3,527.6	2,937.6
Changes in operating assets and liabilities:
Accounts receivable and other assets	(20.4)	(119.3)
Inventories	(297.0)	(231.1)
Accounts payable and accrued liabilities	463.9	599.0
Cash flow provided from operating activities	1,722.2	1,761.7
Income taxes paid	(419.3)	(382.9)
Net cash flow of continuing operations provided from operating activities	1,302.9	1,378.8
Net cash flow of discontinued operations provided from (used in) operating activities	(47.6)	38.1

Investing:
Additions to property, plant and equipment	(1,924.7)	(1,629.2)
Net proceeds from the sale of long-term investments and other assets	11.8	101.4
Additions to long-term investments and other assets	(106.3)	(213.4)
Net proceeds from the sale of property, plant and equipment	2.6	1.9
Additions to short-term investments	(348.5)	(1.3)
Note received from Harry Winston	-	70.0
Decrease in restricted cash	(2.0)	(54.0)
Interest received	4.9	7.3
Other	0.3	(3.2)

Net cash flow of continuing operations used in investing activities	(2,361.9)	(1,720.5)
Net cash flow of discontinued operations provided from (used in) investing activities	198.9	(27.5)

Financing:
Issuance of common shares on exercise of options and warrants	6.4	29.0
Acquisition of CMGC 25% non-controlling interest	-	(335.4)
Proceeds from issuance of debt	1,541.1	1,608.4
Repayment of debt	(577.3)	(479.4)
Interest paid	(8.1)	(9.7)
Dividends paid to common shareholders	(182.3)	(124.8)
Settlement of derivative instruments	-	(43.6)
Other	(5.0)	(7.6)

Net cash flow of continuing operations provided from financing activities	774.8	636.9
Net cash flow of discontinued operations used in financing activities	(0.6)	(2.9)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	0.4	(3.5)
Increase (decrease) in cash and cash equivalents	(133.1)	299.4
Cash and cash equivalents, beginning of period	1,766.0	1,466.6
Cash and cash equivalents, end of period	$1,632.9	$1,766.0

p. 20 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

p. 21 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production (10)	Gold Eq Sales (10)	Production costs of sales (11)	Production cost of sales (11) / oz	Cap Ex	D D &A
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
		Q4 2012	100	9,803	1.03	84%	119,582	100,923	$49.8	$493	$37.8	$20.7
		Q3 2012	100	16,111	0.76	84%	106,698	100,172	64.9	648	13.7	25.7
	Fort Knox(3)	Q2 2012	100	13,084	0.51	85%	71,952	71,978	54.5	757	38.4	11.3
		Q1 2012	100	4,156	0.46	84%	61,716	60,365	52.0	861	24.8	9.1
		Q4 2011	100	8,197	0.51	79%	70,759	69,973	52.3	747	28.4	10.0
		Q4 2012	50	4,731	0.68	70%	41,220	41,371	32.6	788	18.8	5.4
		Q3 2012	50	6,144	0.72	71%	53,205	53,237	32.2	605	14.4	6.6
North America	Round Mountain (4)	Q2 2012	50	4,674	0.82	74%	53,147	52,433	34.7	662	19.3	8.4
		Q1 2012	50	5,121	0.92	78%	44,758	43,551	37.3	856	13.6	7.8
		Q4 2011	50	6,317	0.98	81%	43,584	44,231	26.4	597	22.2	6.1
		Q4 2012	100	87	13.96	93%	33,548	33,242	15.4	463	4.7	15.1
		Q3 2012	100	95	15.23	94%	43,942	44,049	20.7	470	1.0	21.7
	Kettle River	Q2 2012	100	111	11.52	92%	35,985	40,354	20.5	508	3.2	18.2
		Q1 2012	100	112	12.81	90%	42,618	39,321	18.9	481	0.5	18.9
		Q4 2011	100	123	12.24	89%	42,003	43,089	19.2	446	3.0	21.6
		Q4 2012	100	329	11.89	93%	146,535	130,759	62.0	474	4.5	24.6
		Q3 2012	100	332	12.34	94%	155,533	164,025	76.5	466	17.0	30.1
Russia	Kupol (6) (7)	Q2 2012	100	329	12.23	93%	149,214	156,716	73.2	467	12.3	29.4
		Q1 2012	100	309	11.76	93%	126,970	126,735	61.2	483	10.4	23.6
		Q4 2011	100	325	10.81	93%	138,410	113,936	54.8	481	18.5	21.3
		Q4 2012	100	13,692	0.39	75%	132,114	137,534	109.8	798	61.7	31.5
		Q3 2012	100	13,386	0.38	70%	111,558	104,937	92.0	877	81.0	20.0
	Paracatu	Q2 2012	100	12,988	0.38	74%	118,419	118,389	108.2	914	67.2	19.2
		Q1 2012	100	12,910	0.35	72%	104,618	110,527	105.4	954	74.6	14.6
		Q4 2011	100	11,578	0.42	74%	117,977	112,048	82.6	737	131.6	15.1
		Q4 2012	100	1,421	1.07	86%	63,429	58,935	43.1	731	8.0	26.8
		Q3 2012	100	1,297	0.65	79%	41,585	42,240	45.9	1,087	25.9	12.2
South America	LaCoipa (5)	Q2 2012	100	1,256	0.72	77%	36,113	30,325	35.7	1,177	22.2	6.2
		Q1 2012	100	1,467	0.56	78%	37,740	43,712	44.5	1,018	15.3	4.5
		Q4 2011	100	1,060	0.58	85%	34,435	35,629	35.4	994	23.2	3.3
		Q4 2012	100	3,937	0.59	nm	64,568	61,046	56.6	927	0.5	5.4
		Q3 2012	100	3,755	0.64	nm	46,971	45,818	40.0	873	33.9	4.9
	Maricunga	Q2 2012	100	3,487	0.65	nm	60,841	61,367	44.5	725	50.7	5.5
		Q1 2012	100	4,014	0.66	nm	63,989	69,063	43.7	633	35.6	6.3
		Q4 2011	100	3,960	0.76	nm	54,281	52,987	22.2	419	34.0	4.8
		Q4 2012	100	4,340	1.31	91%	46,051	44,400	47.1	1,061	291.6	23.1
		Q3 2012	100	2,530	1.55	92%	51,842	48,045	32.2	670	190.4	18.6
	Tasiast (9)	Q2 2012	100	5,133	1.74	86%	49,807	46,296	44.5	961	124.3	19.9
		Q1 2012	100	1,597	1.71	89%	37,634	40,827	35.9	879	260.0	13.8
		Q4 2011	100	4,581	2.33	88%	54,874	50,800	37.2	732	204.6	14.8
		Q4 2012	90	879	3.27	94%	86,070	87,724	61.2	698	41.3	45.1
West		Q3 2012	90	846	2.67	93%	67,599	69,698	51.3	736	15.9	39.5
Africa	Chirano - 100%	Q2 2012	90	802	2.70	92%	63,660	62,978	49.1	780	20.6	36.9
		Q1 2012	90	854	2.97	93%	75,906	78,251	53.7	686	22.5	41.8
		Q4 2011	90	917	2.70	93%	73,539	67,876	45.3	667	28.6	28.4
		Q4 2012	90	879	3.27	94%	77,463	78,952	55.1	698	37.2	40.6
		Q3 2012	90	846	2.67	93%	60,839	62,728	46.2	736	14.3	35.6
	Chirano (8)	Q2 2012	90	802	2.70	92%	57,294	56,680	44.2	780	18.5	33.2
		Q1 2012	90	854	2.97	93%	68,315	70,426	48.3	686	20.3	37.6
		Q4 2011	90	917	2.70	93%	66,185	61,086	40.8	667	25.7	25.6
(1)	Ore processed is to 100%, production and costs are to Kinross’ account.

(2)
Due to the nature of heap leach operations, recovery rates at M aricunga cannot be accurately measured on a quarterly basis.  Recovery rates at Fort Knox, Round M ountain and Tasiast represent mill recovery only.

(3)
Includes 6,530,000 tonnes placed on the heap leach pad during the fourth quarter of 2012, and 29,950,000 tonnes for the year ended December 31, 2012. Grade and recovery represent mill processing only.  Ore placed on the heap leach pad had an average grade of 0.30 grams per tonne for the fourth quarter of 2012 and 0.31 for the year.

(4)
Includes 3,864,000 tonnes placed on the heap leach pad during the fourth quarter of 2012, and 17,044,000 tonnes for the year ended December 31, 2012. The presentation has been amended to reflect mill grade and recovery only, with heap leach grade disclosed separately, rather than a blended rate for mill and heap leach grades.  Ore placed on the heap leach pad had an average grade of 0.40 grams per tonne for the fourth quarter of 2012 and 0.43 grams per tonne for the year. In addition, the presentation has been amended to exclude tonnes transferred between heap leach pads.

(5)	La Coipa silver grade and recovery were as follows: Q4 (2012) 49.45 g/t, 50%; Q3 (2012) 55.58 g/t, 45%; Q2 (2012) 42.04 g/t, 46%; Q1 (2012) 38.78 g/t, 51%; Q4 (2011) 56.82 g/t, 54%

(6)	The Kupol segment excludes Dvoinoye capital expenditures.

(7)	Kupol silver grade and recovery were as follows: Q4 (2012) 155.53 g/t, 85%; Q3 (2012) 163.68 g/t, 85%; Q2 (2012) 187.49 g/t, 87%; Q1 (2012) 171.8 g/t, 85%; Q4 (2011) 170.52 g/t,85%

(8)	Includes Kinross’ share of Chirano at 90%.

(9)
Includes 3,681,000 tonnes placed on the heap leach pad during the fourth quarter of 2012, and 11,047,000 tonnes for the year ended December 31, 2012. Grade and recovery represent mill processing only.  Ore placed on the heap leach pad had an average grade of 0.59 grams per tonne for the fourth quarter of 2012, and 0.53 grams per tonne for the year.

(10)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows:  Q4 2012: 52.55:1, Q3 2012: 55.44:1, Q2 2012: 54.77:1, Q1 2012: 51.82:1, Q4 2011: 52.64:1.

(11)	“ Production cost of sales” is equivalent to “ Total cost of sales” per the consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(12)	On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

p. 22 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,7,9,10,12,13)
Kinross Gold Corporation’s Share at December 31, 2012
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	115,116	0.41	1,510	122,629	0.53	2,099	237,745	0.47	3,609
Kettle River	5	USA	100.0%	-	-	-	813	10.18	266	813	10.18	266
Round Mountain Area		USA	50.0%	20,551	0.71	472	43,572	0.55	770	64,123	0.60	1,242
SUBTOTAL				135,667	0.45	1,982	167,014	0.58	3,135	302,681	0.53	5,117

SOUTH AMERICA
Cerro Casale	9	Chile	25.0%	57,425	0.65	1,195	241,975	0.59	4,616	299,400	0.60	5,811
Crixas		Brazil	50.0%	-	-	-	-	-	-	-	-	-
Fruta del Norte		Ecuador	100.0%	-	-	-	25,440	8.21	6,715	25,440	8.21	6,715
La Coipa	10	Chile	100.0%	7,867	1.48	375	706	1.88	43	8,573	1.52	418
Lobo Marte	12,13	Chile	100.0%	-	-	-	164,230	1.14	6,028	164,230	1.14	6,028
Maricunga Area		Chile	100.0%	99,087	0.75	2,388	86,497	0.69	1,925	185,584	0.72	4,313
Paracatu		Brazil	100.0%	784,829	0.39	9,952	603,013	0.41	8,026	1,387,842	0.40	17,978
SUBTOTAL				949,208	0.46	13,910	1,121,861	0.76	27,353	2,071,069	0.62	41,263

AFRICA
Chirano		Ghana	90.0%	8,794	1.40	396	11,423	3.61	1,326	20,217	2.65	1,722
Tasiast		Mauritania	100.0%	103,087	1.46	4,836	46,564	2.09	3,129	149,651	1.66	7,965
SUBTOTAL				111,881	1.45	5,232	57,987	2.39	4,455	169,868	1.77	9,687

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	1,950	17.80	1,116	1,950	17.80	1,116
Kupol		Russia	100.0%	2,040	9.63	631	6,052	9.17	1,785	8,092	9.29	2,416
SUBTOTAL				2,040	9.63	631	8,002	11.28	2,901	10,042	10.94	3,532

TOTAL GOLD				1,198,796	0.56	21,755	1,354,864	0.87	37,844	2,553,660	0.73	59,599

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7,9,10)
Kinross Gold Corporation’s Share at December 31, 2012
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	84	8.3	22	9,101	7.6	2,209	9,185	7.6	2,231
SUBTOTAL				84	8.3	22	9,101	7.6	2,209	9,185	7.6	2,231

SOUTH AMERICA
Cerro Casale	9	Chile	25.0%	57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672
Fruta del Norte		Ecuador	100.0%	-	-	-	25,440	11.0	9,004	25,440	11.0	9,004
La Coipa	10	Chile	100.0%	7,867	40.8	10,317	706	34.3	779	8,573	40.3	11,096
SUBTOTAL				65,292	6.6	13,839	268,121	2.4	20,933	333,413	3.2	34,772

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	1,950	21.8	1,370	1,950	21.8	1,370
Kupol		Russia	100.0%	2,040	129.7	8,505	6,052	109.7	21,347	8,092	114.7	29,852
SUBTOTAL				2,040	129.7	8,505	8,002	88.3	22,717	10,042	96.7	31,222

TOTAL SILVER				67,416	10.3	22,366	285,224	5.0	45,859	352,640	6.0	68,225

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,6,7,9)
Kinross Gold Corporation’s Share at December 31, 2012
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	9	Chile	25.0%	57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444
SUBTOTAL				57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

TOTAL COPPER				57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

p. 23 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Measured and Indicated Mineral Resources (excludes Proven and Probable Mineral Reserves)

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8,9,10,11,12)
Kinross Gold Corporation’s Share at December 31, 2012
												GOLD
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	8,971	0.36	104	90,853	0.43	1,271	99,824	0.43	1,375
Kettle River	5	USA	100.0%	-	-	-	61	11.93	23	61	11.73	23
Round Mountain Area		USA	50.0%	10,825	0.95	331	29,357	0.63	594	40,182	0.72	925
White Gold Area	11	Yukon	100.0%	-	-	-	9,797	3.19	1,005	9,797	3.19	1,005
SUBTOTAL				19,796	0.68	435	130,068	0.69	2,893	149,864	0.69	3,328

SOUTH AMERICA
Cerro Casale	9	Chile	25.0%	5,853	0.29	55	68,534	0.35	777	74,387	0.35	832
Crixas		Brazil	50.0%	-	-	-	-	-	-	-	-	-
Fruta del Norte		Ecuador	100.0%	-	-	-	4,266	4.89	671	4,266	4.89	671
La Coipa	10	Chile	100.0%	6,490	1.22	254	2,727	1.07	94	9,217	1.17	348
Lobo Marte	12	Chile	100.0%	-	-	-	34,052	0.83	908	34,052	0.83	908
Maricunga Area		Chile	100.0%	28,642	0.66	608	112,753	0.63	2,299	141,395	0.64	2,907
Paracatu		Brazil	100.0%	63,439	0.27	557	332,317	0.33	3,483	395,756	0.32	4,040
SUBTOTAL				104,424	0.44	1,474	554,649	0.46	8,232	659,073	0.46	9,706

AFRICA
Chirano		Ghana	90.0%	2,095	1.54	104	4,941	1.85	294	7,036	1.76	398
Tasiast		Mauritania	100.0%	77,271	0.72	1,798	148,823	1.04	4,959	226,094	0.93	6,757
SUBTOTAL				79,366	0.75	1,902	153,764	1.06	5,253	233,130	0.95	7,155

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	243	17.79	139	243	17.79	139
SUBTOTAL				-	-	-	243	17.79	139	243	17.79	139

TOTAL GOLD				203,586	0.58	3,811	838,724	0.61	16,517	1,042,310	0.61	20,328

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8,9,10)
Kinross Gold Corporation’s Share at December 31, 2012
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	17	8.2	4	2,147	7.5	515	2,164	7.5	519
SUBTOTAL				17	8.2	4	2,147	7.5	515	2,164	7.5	519

SOUTH AMERICA
Cerro Casale	9	Chile	25.0%	5,853	1.3	240	68,534	1.1	2,419	74,387	1.1	2,659
Fruta del Norte		Ecuador	100.0%	-	-	-	4,266	10.3	1,412	4,266	10.3	1,412
La Coipa	10	Chile	100.0%	6,490	50.7	10,577	2,727	30.8	2,699	9,217	44.8	13,276
SUBTOTAL				12,343	27.3	10,817	75,527	2.7	6,530	87,870	6.1	17,347

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	243	12.3	96	243	12.3	96
SUBTOTAL				-	-	-	243	12.3	96	243	12.3	96

TOTAL SILVER				12,360	27.2	10,821	77,917	2.9	7,141	90,277	6.2	17,962

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT											COPPER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2012
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	9	Chile	25.0%	5,853	0.13	16	68,534	0.16	243	74,387	0.16	259
SUBTOTAL				5,853	0.13	16	68,534	0.16	243	74,387	0.16	259

TOTAL COPPER				5,853	0.13	16	68,534	0.16	243	74,387	0.16	259

p. 24 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						GOLD
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8,9,10,11,12)
Kinross Gold Corporation’s Share at December 31, 2012
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Gil		USA	100.0%	1,348	0.75	33
Fort Knox Pit		USA	100.0%	13,605	0.47	206
Fort Knox Area		USA	100.0%	14,953	0.50	239
Kettle River	5	USA	100.0%	85	9.97	27
Gold Hill		USA	50.0%	158	0.31	2
Round Mountain		USA	50.0%	19,217	0.50	308
Round Mountain Area		USA	50.0%	19,375	0.50	310
White Gold Area	11	Yukon	100.0%	9,391	1.91	578
SUBTOTAL				43,804	0.82	1,154
SOUTH AMERICA
Cerro Casale	9	Chile	25.0%	124,894	0.37	1,504
Crixas		Brazil	50.0%	-	-	-
Fruta del Norte		Ecuador	100.0%	22,093	5.13	3,645
La Coipa	10	Chile	100.0%	2,676	3.31	285
Lobo Marte	12	Chile	100.0%	112,767	0.78	2,834
Maricunga Area		Chile	100.0%	55,478	0.50	889
Paracatu		Brazil	100.0%	216,393	0.39	2,713
SUBTOTAL				534,301	0.69	11,870
AFRICA
Chirano		Ghana	90.0%	4,624	1.97	293
Tasiast		Mauritania	100.0%	31,235	0.79	790
SUBTOTAL				35,859	0.94	1,083
RUSSIA
Dvoinoye		Russia	100.0%	155	12.82	64
Kupol		Russia	100.0%	482	14.94	231
SUBTOTAL				637	14.40	295
TOTAL GOLD				614,601	0.73	14,402

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES (2,3,4,6,7,8,9,10)
Kinross Gold Corporation’s Share at December 31, 2012
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	158	3.1	15
SUBTOTAL				158	3.1	15

SOUTH AMERICA
Cerro Casale	9	Chile	25.0%	124,894	1.0	4,198
Fruta del Norte		Ecuador	100.0%	22,093	10.4	7,359
La Coipa	10	Chile	100.0%	2,676	51.1	4,395
SUBTOTAL				149,663	3.3	15,952

RUSSIA
Dvoinoye		Russia	100.0%	155	12.6	63
Kupol		Russia	100.0%	482	213.6	3,310
SUBTOTAL				637	164.8	3,373
TOTAL SILVER				150,458	4.0	19,340

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						COPPER
INFERRED MINERAL RESOURCES (3,4,6,7,8,9)
Kinross Gold Corporation’s Share at December 31, 2012
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	9	Chile	25.0%	124,894	0.19	527
SUBTOTAL				124,894	0.19	527
TOTAL COPPER				124,894	0.19	527

p. 25 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce, a silver price of $US 22.00 per ounce and a copper price of  $US $3.00 per pound.  Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Rouble to $US 33
Chilean Peso to $US 500
Brazilian Real to $US 2.10
Ghanaian Cedi to $US 1.80
Mauritanian Ouguiya to $US 290

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce, a silver price of $US 26.00 per ounce, a copper price of $US $3.25 per pound and the following foreign exchange rates:

Russian Rouble to $US 31
Chilean Peso to $US 485
Brazilian Real to $US 2.00
Ghanaian Cedi to $US 1.80
Mauritanian Ouguiya to $US 290

(3) The Company’s mineral reserves and mineral resources as at December 31, 2012 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (the Instrument).  Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources.  These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the U.S. Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the U.S. Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.   In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Guide 7.

(5) Kettle River’s 2012 mineral resources and reserves were estimated using $US1,400/oz and $US1,200/oz respectively vs. year-end 2011 where $US1,200/oz was used for both mineral reserves and resources.

(6) Except as provided in Note (11), the Company’s mineral resource and mineral reserve estimates were prepared under the supervision of Mr. Jim Fowler, an officer of Kinross, who is a qualified person as defined by the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

(7) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.  Independent data verification has not been performed.

(8) Mineral resources that are not mineral reserves do not have to demonstrate economic viability.  Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves.  Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

p. 26 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

(9) Estimates for the Cerro Casale project are based on the feasibility study completed in 2009 by the joint venture and have been updated to reflect current guidance. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

   Mineral reserves - Gold price of $US 1,200 per ounce, Silver price of $US 22.00 per ounce, Copper price of $US 2.75 per pound

   Mineral resources - Gold price of $US 1,400 per ounce, Silver price of $US 28.00 per ounce, Copper price of $US 3.25 per pound

   Chilean Peso to $US 500 or 500 Chilean Pesos to $1 US

(10) Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

(11) The mineral resource estimates for the White Gold Property were prepared by SRK Consulting in 2010. The 2010 resource model has been compared to the current project drill hole database and deemed appropriate for mineral resource reporting. Mineral resources are based on a Gold price of $US 1,200 per ounce and are reported at a cut-off of 0.5 g/t for open pit and 2.0 g/t for underground.

(12) The mineral resources and mineral reserves for Lobo Marte are based on the pre-feasibility study completed by the Company in 2010.

(13) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission except for mineral reserves at Lobo-Marte, which estimates are based on the pre-feasibility study completed in 2010.  For mineral reserves under the Instrument, a pre-feasibility study is sufficient, however for reserves under Industry Guide 7, a feasibility study is required.

p. 27 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

p. 28 Kinross reports 2012 fourth-quarter and year-end results	www.kinross.com